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100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ms. Christina Chalk,
Senior Special Counsel,
Office of Mergers and Acquisitions

Re:	Emulex Corporation
Schedule TO-T filed April 7, 2015
Filed by Avago Technologies Ltd et al
File No. 5-34050

Ladies and Gentlemen:

On behalf of Avago Technologies Limited, a company organized under the laws of the Republic of Singapore (“ATL”), Avago Technologies Wireless (U.S.A.) Manufacturing Inc., a Delaware corporation and an indirect wholly owned subsidiary of ATL (“Parent”), and Emerald Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser” and, together with ATL and Parent, “Avago”), we are responding to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 13, 2015 (the “Comment Letter”), regarding Avago’s Tender Offer Statement on Schedule TO, which was initially filed with the Commission on April 7, 2015 (as amended, the “Schedule TO”), relating to the proposed acquisition of Emulex Corporation (“Emulex”). In connection with this response to the Comment Letter, Avago is filing with the Commission Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

Set forth below is the response of Avago to the comment contained in the Comment Letter. Capitalized terms used but not defined herein are used as defined in the Offer to Purchase, attached as Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase”).

April 21, 2015

Exhibit (a)(1)(A) - Offer to Purchase

Certain Information Concerning the Company – Company Financial Projections, page 14

1.	We note that the projections disclosed here have not been prepared in accordance with U.S. GAAP. As a result, describe what consideration has been given to as to whether the projections require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after reviewing your response.

Response: We respectfully submit that Rule 100(a) of Regulation G does not require additional disclosure with respect to the financial projections in the Offer to Purchase because the Offer is not by or on behalf of Emulex. The Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”), which was originally filed by Emulex on April 7, 2015 and delivered to stockholders of Emulex with the Offer to Purchase, includes the reconciliation called for by Rule 100(a) of Regulation G with respect to the non-U.S. GAAP financial projections provided by Emulex to Avago. We further note that such reconciliation with respect to the non-U.S. GAAP financial projections was not provided by Emulex to Avago during the negotiation of the transaction.

However, in response to the Comment Letter, the disclosure with respect to the financial projections in the Offer to Purchase has been revised to include the reconciliation contained in Emulex’s Schedule 14D-9 (as such Schedule 14D-9 is being amended on the date hereof).

* * * * * *

We acknowledge and confirm on behalf of Avago that:

•	Avago is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Avago may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope the foregoing answers adequately address the Staff’s comments. As noted above, we are concurrently submitting Amendment No. 1 to the Company’s Tender Offer Statement on Schedule TO. Please do not hesitate to contact Tony Richmond by telephone at (650) 463-2643 or by email at tony.richmond@lw.com, or Christopher Kaufman by telephone at (650) 463-2606 or by e-mail at christopher.kaufman@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond of LATHAM & WATKINS LLP

April 21, 2015

cc:	Avago Technologies Limited
Christopher Kaufman
Marilyn Sonnie, Acting General Counsel, Emulex Corporation
Robert Profusek, Jones Day